Media Release

For Immediate Release

Pacific Internet’s CEO Leaves To Take On New Challenges

Executive Committee of the Board to Oversee Transition Period

SINGAPORE, August 8, 2005 -— Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, Pacific Internet Limited (NASDAQ: PCNTF) announced that Mr. Tong Hai Tan will resign as President, CEO and Director of the Company effective August 10, 2005 to pursue new challenges in his career.

Mr. Tan was appointed President and CEO in March 2001. Under his leadership, Pacific Internet returned to profitability in the first quarter of 2002. The Company has since delivered 14 consecutive quarters of profitability.

Pacific Internet’s Chairman Mr. Bien Kiat Tan said, “The Board appreciates Tong Hai’s contributions to Pacific Internet and understands his need to take on a different career challenge. We wish him well in his new endeavor.” Mr. Tan added, “When Kingsville Capital Limited acquired a major stake in Pacific Internet, it noted the management’s capabilities and depth across the entire Group including the country operations. We believe that we have a senior management team in place that is able to run the operations without any disruption.”

In Singapore where Mr. Tong Hai Tan was also Managing Director, Mr. Kevin Lim, currently the Senior Vice President of General Business and Group Marketing will be appointed head of the Company’s Singapore operations. Mr. Bien Kiat Tan said, “Kevin has over 20 years of experience and held senior management positions in multi-national corporations such as IBM and Apple, overseeing functional groups across the region. He has been with Pacific Internet for three and a half years and is conversant with the operations across the region having led the Group’s marketing function and the majority of the Singapore business. He also sits on the board of most of the country subsidiaries.

The Company has commissioned a search for a new CEO. In the interim, the Board has appointed its Executive Committee, comprising the Chairman, Mr. Bien Kiat Tan, Mr. Lawrence Wee, and Mr. Hai Chwee Chew to provide guidance and oversight to the senior management in the running of the Company. In addition, Mr. Chew has been appointed Executive Director to be the primary liaison with the management of the Company. He will be dedicating considerable time to the Company during this transition period. Mr. Kevin Lim, who has in the past worked with Mr. Tong Hai Tan in the Office of the CEO, will also be assisting the Executive Committee.

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About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. More information at pacnet.com.

Investor & Media Contacts:
Mervin Wang
Pacific Internet Limited
(65) 9798 6077
investor@pacific.net.sg

Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 ext 211
alan@cjpcom.com